UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Duff & Phelps Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

26433B107

(CUSIP Number)

Jennings J. Newcom
Lovell Minnick Partners LLC
2141 Rosecrans Avenue
Suite 5150
El Segundo, CA 90245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Jeffrey R. Brandel
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

May 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), Rule 13d 1(f) or Rule 13d 1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LM Duff Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 1,521,889

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,521,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,521,889

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,521,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners II LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Advisors II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 3,615,564

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 3,626,832

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,626,832

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) OO

This Schedule 13D/A (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on October 15, 2007 (the “Initial Filing”).

This Amendment No. 1 is being filed to report the redemption by Duff & Phelps Acquisitions LLC (“DPA”) of 1,900,000 New Class A Units of DPA, which are exchangeable on a one-for-one basis for the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), on May 27, 2009 at a price of $14.75 per share for aggregate gross proceeds to the Reporting Persons of $28,025,000.

Items 5 and 6 of the Initial Filing are amended as set forth below. Items 1 through 4 and 7 of the Initial Filing are unchanged.

Item 5.         Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 40,189,021 shares of the Issuer’s Class A Common Stock and Class B Common Stock (together, the “Common Stock”) outstanding as set forth in the prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”)pursuant to Rule 424(b)(5) on May 14, 2009.

(a)           As a result of the Exchange Agreement and the redemption by DPA of 1,900,000 New Class A Units of DPA, which are exchangeable on a one-for-one basis for Class A Common Stock, on May 27, 2009 at a price of $14.75 per share, LMEP owns 1,521,889 shares of Class A Common Stock for its own account, representing 3.8% of the total number of shares of Common Stock outstanding (as set forth in the prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(5) on May 14, 2009).  LMEP is controlled by its sole general partner, LMEA, and LMEA is controlled by its sole managing member, LMP. As a result, LMEA may be deemed to beneficially own the 1,521,889 shares of Class A Common Stock owned by LMEP.  As a result of the Exchange Agreement and the redemption by DPA of 1,900,000 New Class A Units of DPA, which are exchangeable on a one-for-one basis for Class A Common Stock, on May 27, 2009 at a price of $14.75 per share, LM Duff owns 2,093,675 shares of Class A Common Stock for its own account, representing 5.2% of the total number of shares of Common Stock outstanding (as set forth in the prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(5) on May 14, 2009).  LM Duff is controlled by its sole managing member, LMEP II.  LMEP II is controlled by its sole general partner, LMEA II, and LMEA II is controlled by its sole managing member, LMP.  As a result, LMEP II and LMEA II may be deemed to beneficially own the 2,093,675 shares of Class A Common Stock owned by LM Duff.  Further, LMP may be deemed to beneficially own the 3,615,564 shares of Class A Common Stock owned by LMEP and LM Duff, respectively.

In addition, each of Jeffrey Lovell and Robert Belke, each a managing director of LMP and a director of the Issuer, own 5,634 shares of Class A Common Stock (2,591 of which were granted on April 30, 2009), which they received from the Issuer as compensation for serving as a director of the Issuer.  LMP shares dispositive power with respect to these shares.

(b)           Other than the 11,268 shares of Common Stock owned by Messrs. Lovell and Belke, the Reporting Persons have and will have the sole power to vote and dispose of the shares of the Common Stock that they beneficially own, by virtue of the relationships described above. The Reporting Persons share dispositive power with each of Messrs. Lovell and Belke with respect to the 5,634 shares of Common Stock owned by each of such persons. The business address for each of Messrs. Lovell and Belke is 2141 Rosecrans Avenue, Suite 5150, El Segundo, CA 90245. During the last five years, neither Mr. Lovell nor Mr. Belke has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           Other than as described in paragraph (a) above, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference the Exchange Agreement and the Registration Rights Agreement, both of which are attached as exhibits to the Initial Filing and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 of the Initial Filing is hereby incorporated by this reference.

REGISTRATION RIGHTS AGREEMENT

Reporting Persons are parties to a Registration Rights Agreement that became effective upon the completion of the initial public offering. The Registration Rights Agreement provides that the Issuer may be required to register the sale of the Common Stock held by the Reporting Persons upon exchange of New Class A Units of Duff & Phelps Acquisitions, LLC held by them. Under the Registration Rights Agreement, the Reporting Persons have the right to request the Issuer to register the sale of their Common Stock and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Reporting Persons will have the ability to exercise certain piggyback registration rights in connection any registered offerings.  If a Reporting Person requests registration of any of its Common Stock, the Issuer is required to use its reasonable best efforts to effect a registration statement with the Securities and Exchange Commission.

OTHER

Under an agreement between an affiliate of LMP and Messrs. Lovell and Belke (each a director of the Issuer and a managing director of LMP), each of Messrs. Lovell and Belke agreed to dispose of the 5,634 shares of Class A Common Stock owned by him (and any other shares granted to him by the Issuer as compensation for director services) if he ceases to serve as a director of the Issuer or if LMP ceases to be a beneficial owner of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2009

LM DUFF HOLDINGS, LLC

By:	Lovell Minnick Equity Partners II LP, its Manager

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director

LOVELL MINNICK EQUITY PARTNERS LP

By:	Lovell Minnick Equity Advisors LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director

LOVELL MINNICK EQUITY PARTNERS II LP

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director

LOVELL MINNICK EQUITY ADVISORS LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director

LOVELL MINNICK EQUITY ADVISORS II LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director

LOVELL MINNICK PARTNERS LLC

By:	/s/ Jennings J. Newcom
Name: Jennings J. Newcom
Title: Managing Director